FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following
is the text of an
announcement released to The S
tock Exchange of Hong Kong Limited on
12 February 2009
 pursuant to
rule 13.43 of the Rules Governing the Listing of Securities on The Stock
 Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

    (
Hong Kong
 Stock Code: 5)

HSBC HOLDINGS PLC

FINAL RESULTS AND FOURTH INTERIM DIVIDEND FOR 2008

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and as announced on 4 August 2008, a meeting of Directors of HSBC Holdings plc will be held on Monday, 2 March 2009 to consider the announcement of the final results for the year ended 31 December 2008 and a fourth interim dividend for 2008.

By Order of the Board
R G Barber
Group Company Secretary

12 February 2009

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz
†
, V H C Cheng, M K T Cheung
†
, J D Coombe
†
, J L Durán
†
, R A Fairhead
†
, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett
†
, W S H Laidlaw
†
, J R Lomax
†
, Sir Mark Moody-Stuart
†
, G Morgan
†
, N R N Murthy
†
, S M Robertson
†
, J L Thornton
†
and Sir Brian Williamson
†
.

† Independent non-executive Director
* Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: February 12, 2009